Exhibit 99.1
FCA US LLC reaches agreement with the U.S. Attorney’s Office to resolve investigation involving the National Training Center

Amsterdam, January 27, 2021 - FCA US LLC, a wholly owned subsidiary of Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA), issued today the following press release.

“FCA US LLC (FCA US) today announces that it has reached an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (NTC). The agreement, which is subject to U.S. federal court approval, includes a guilty plea to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a $30 million fine. FCA US has also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.

Today’s agreement completes the U.S. Attorney’s Office’s investigation into FCA US’s involvement in the misconduct involving the NTC.”

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Shawn MORGAN:
+1 248 760 2621
shawn.morgan@stellantis.com
www.stellantis.com